# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yuanbao Inc., CIK 0001995520
CUSIP: 987910106
Title of class of securities: Class A Ordinary Shares, par value of US$0.0001 per share
Address of issuer's principal executive offices: Building 2, No.8 Beichen West Road, Chaoyang District, Beijing, China (F4), 100101
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002081380

## Reporting persons
- Rui Fang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 108,230,475; shared voting power 0; sole dispositive power 88,528,350; shared dispositive power 0; aggregate amount beneficially owned 108,230,475 (38.5% of the class)
  Comment: See Item 4.
- For Ring Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 82,132,500; shared voting power 0; sole dispositive power 82,132,500; shared dispositive power 0; aggregate amount beneficially owned 82,132,500 (29.7% of the class)
  Comment: See Item 4.
- Global Running Lion Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 21,802,125; shared voting power 0; sole dispositive power 21,802,125; shared dispositive power 0; aggregate amount beneficially owned 21,802,125 (7.9% of the class)
  Comment: See Item 4.

## Item 1. Issuer
Name of issuer: Yuanbao Inc.
Address of issuer's principal executive offices: Building 2, No.8 Beichen West Road Chaoyang District Beijing, China, 100101

## Item 2. Person Filing
Name of person filing:
Rui Fang
For Ring Limited
Global Running Lion Limited
Address of principal business office or, if none, residence:
Rui Fang
Building 2, No.8 Beichen West Road
Chaoyang District, Beijing, 100101
People's Republic of China

For Ring Limited
Craigmuir Chambers, Road Town
Tortola, VG 1110
British Virgin Islands

Global Running Lion Limited
Craigmuir Chambers, Road Town
Tortola, VG 1110
British Virgin Islands
Citizenship:
Rui Fang-People's Republic of China
For Ring Limited-British Virgin Island
Global Running Lion Limited-British Virgin Island

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Rui Fang: 108,230,475 ordinary shares (including (i) 21,802,125 Class A ordinary shares with respect to Global Running Lion Limited, over which Mr. Rui Fang exercises the voting power as the proxy and attorney-in-fact, (ii) 82,132,500 Class B ordinary shares held by For Ring Limited, wholly owned by an entity wholly controlled by Mr. Rui Fang and a family trust of Mr. Rui Fang, and (iii) 4,295,850 Class A ordinary shares that Mr. Rui Fang has the right to acquire upon exercise of the options within 60 days)

For Ring Limited: 82,132,500 Class B ordinary shares

Global Running Lion Limited: 21,802,125 Class A ordinary shares
Percent of class:
Rui Fang: 38.5%

For Ring Limited: 29.7%

Global Running Lion Limited: 7.9%

Note: Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the Reporting Persons. The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 276,481,206 issued and outstanding ordinary shares (consisting of 194,348,706 Class A ordinary shares and 82,132,500 Class B ordinary shares) of the issuer as of August 12, 2025 as a single class. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. In computing the percentage ownership of the Reporting Persons, we have included, where applicable, shares that the Reporting Persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after August 12, 2025.
Sole power to vote or to direct the vote:
Rui Fang: 108,230,475 ordinary shares (including (i) 21,802,125 Class A ordinary shares with respect to Global Running Lion Limited, over which Mr. Rui Fang exercises the voting power as the proxy and attorney-in-fact, (ii) 82,132,500 Class B ordinary shares held by For Ring Limited, wholly owned by an entity wholly controlled by Mr. Rui Fang and a family trust of Mr. Rui Fang, and (iii) 4,295,850 Class A ordinary shares that Mr. Rui Fang has the right to acquire upon exercise of the options within 60 days)

For Ring Limited: 82,132,500 Class B ordinary shares

Global Running Lion Limited: 21,802,125 Class A ordinary shares
Shared power to vote or to direct the vote:
Rui Fang: 0

For Ring Limited: 0

Global Running Lion Limited: 0
Sole power to dispose or to direct the disposition:
Rui Fang: 88,528,350 ordinary shares (including (i) 2,100,000 Class A ordinary shares with respect to Global Running Lion Limited, which is 9.6% beneficially owned by Mr. Rui Fang, (ii) 82,132,500 Class B Ordinary Shares held by For Ring Limited, wholly owned by an entity wholly controlled by Mr. Rui Fang and a family trust of Mr. Rui Fang, and (iii) 4,295,850 Class A Ordinary Shares that Mr. Rui Fang has the right to acquire upon exercise of the options within 60 days)

For Ring Limited: 82,132,500 Class B ordinary shares

Global Running Lion Limited: 21,802,125 Class A ordinary shares

Note: Global Running Lion Limited is 32.6% beneficially owned by Ms. Ying Li, 28.9% beneficially owned by Mr. Bo Wang, 28.9% beneficially owned by Ms. Shuli Sun and 9.6% beneficially owned by Mr. Rui Fang. Mr. Rui Fang acts as the sole director and owns 100% of the voting power of Global Running Lion Limited. Each of the shareholders of Global Running Lion Limited holds dispositive power with respect to the Class A Ordinary Shares beneficially owned by him or her, as applicable, in proportion to his or her respective equity interests in Global Running Lion Limited.
Shared power to dispose or to direct the disposition:
Rui Fang: 0

For Ring Limited: 0

Global Running Lion Limited: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement dated August 12, 2025, by and among the Reporting Persons

## Signatures
- Rui Fang: /s/ Rui Fang, Rui Fang (08/12/2025)
- For Ring Limited: /s/ Rui Fang, Rui Fang/ Director (08/12/2025)
- Global Running Lion Limited: /s/ Rui Fang, Rui Fang/ Director (08/12/2025)